FORM 11-K
                    U.S. SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


[X]      ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
         EXCHANGE ACT OF 1934

         For the Fiscal Year Ended June 30, 1996 OR

[  ]     TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
         EXCHANGE ACT OF 1934

                         Commission File Number: 0-22240

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

         401(k) Profit Sharing Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principle executive office:

         First Southeast Financial Corporation
         201 North Main Street
         Anderson, South Carolina  29621


THE PLAN IS SUBJECT TO THE EMPLOYEE RETIREMENT INCOME SECURITY ACT OF 1974, AS AMENDED ("ERISA"). IN ACCORDANCE WITH ITEM NO. 4 OF REQUIRED INFORMATION, THE PLAN FINANCIAL STATEMENTS AND SCHEDULES ATTACHED HERETO ARE PREPARED IN ACCORDANCE WITH THE FINANCIAL REPORTING REQUIREMENTS OF ERISA.

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            FIRST FEDERAL SAVINGS AND LOAN ASSOCIATION OF ANDERSON
                           401(k) Profit Sharing Plan

                              Financial Statements

                             June 30, 1996 and 1995

                   (with Independent Auditors' Report thereon)

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           FIRST FEDERAL SAVINGS AND LOAN ASSOCIATION OF ANDERSON
                          401(K) PROFIT SHARING PLAN

                               Table of Contents

                           June 30, 1996 and 1995


                                                            Page(s)
                                                            ------

Independent Auditors' Report  . . . . . . . . . . . . .          1

Statements of Net Assets Available for Benefits . . . .          2

Statement of Changes in Net Assets Available for
  Benefits. . . . . . . . . . . . . . . . . . . . . . .          3

Notes to Financial Statements . . . . . . . . . . . . .        4-7

Schedule
--------

 "1"      Schedule of Assets Held for Investment
            Purposes. . . . . . . . . . . . . . . . . .          8

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                                    Logo of
                            Crisp Hughes & Co., L.L.P


                         - Independent Auditors' Report -


The Board of Trustees
First Federal Savings and Loan Association
  of Anderson 401(k) Profit Sharing Plan
Anderson, South Carolina

We have audited the accompanying statements of net assets available for benefits of First Federal Savings and Loan Association of Anderson 401(k) Profit Sharing Plan as of June 30, 1996 and 1995, and the related statement of changes in net assets available for benefits for the year ended June 30, 1996. These financial statements are the responsibility of the Plan's administrative committee. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the administrative committee, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the First Federal Savings and Loan Association of Anderson 401(k) Profit Sharing Plan as of June 30, 1996 and 1995, and changes in net assets available for benefits for the years then ended June 30, 1996, in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes is presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.


                                          /s/Crisp Hughes & Co. L.L.P
                                          ---------------------------
Asheville, North Carolina                    Crisp Hughes & Co. L.L.P
December 5, 1996

                                  (1)

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          FIRST FEDERAL SAVINGS AND LOAN ASSOCIATION OF ANDERSON
                       401(k) PROFIT SHARING PLAN

             Statements of Net Assets Available for Benefits

                         June 30, 1996 and 1995


           Assets                         1996           1995
           ------                         ----           ----

Certificates of deposit:
  Participant                         $  512,859      $  235,096
  Employer                               672,394         349,483

Investments at fair value:
  Common stock:
    Participant                          180,121         362,719
    Employer                             228,209         455,173
                                      ----------      ----------
       Total assets                    1,593,583       1,402,471
                                      ----------      ----------

        Liabilities
        -----------

Due to participants                         -              3,059
                                      ----------      ----------

  Net assets available for benefits   $1,593,583      $1,399,412
                                      ==========      ==========


The accompanying notes are an integral part of these financial statements.

                                (2)
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
                        FIRST FEDERAL SAVINGS AND LOAN ASSOCIATION OF ANDERSON
                                               401(k) PROFIT SHARING PLAN

                       Statement of Changes in Net Assets Available for Benefits

                                            For the Year Ended June 30, 1996

                   Participant Directed                 Employer Directed
             -------------------------------    --------------------------------
                  Certificates    Company            Certificates    Company
                            of Deposit      Stock    Other    of Deposit       Stock     Other    Total
                            ----------      -----    -----    ----------       -----     -----    -----
Additions:
 Investment income:
  Net realized and
   unrealized depreciation
   on investments          $     -      $ (157,029) $  -       $    -      $ (198,925) $  -     $ (355,954)
Interest                      15,713          -        -          22,110         -        -         37,823
Dividends                        -         195,352     -            -         244,267     -        439,619
                           ---------    ----------  -------    ---------   ----------  -------  ----------
   Total investment income    15,713        38,323     -          22,110       45,342     -        121,488
                           ---------    ----------  -------    ---------   ----------  -------  ----------

Contributions:
 Participants                 84,308          -        -            -            -        -         84,308
 Employer                        -            -        -          84,308         -        -         84,308
 Other                           -            -        -              80         -        -             80
                           ---------    ----------  -------    ---------   ----------  -------  ----------
   Total contributions        84,308          -        -          84,388         -        -        168,696
                           ---------    ----------  -------    ---------   ----------  -------  ----------

   Total additions           100,021        38,323     -         106,498       45,342     -        290,184
                           ---------    ----------  -------    ---------   ----------  -------  ----------
Deductions:
 Benefits paid to
  participants                17,472        25,569     -          25,672       27,300     -         96,013
                           ---------    ----------  -------    ---------   ----------  -------  ----------
Net increase (decrease)
 before transfers             82,549        12,754     -          80,826       18,042     -        194,171

Interfund transfers          195,214      (195,352)     138      242,058     (244,979)   2,921        -
                           ---------    ----------  -------    ---------   ----------  -------  ----------
   Net increase (decrease)   277,763      (182,598)     138      322,884     (226,937)   2,921     194,171

Net assets available for
 benefits:
Beginning of year            235,096       362,719     (138)     349,483      455,173   (2,921)  1,399,412
                           ---------    ----------  -------    ---------   ----------  -------  ----------
 End of year               $ 512,859    $  180,121  $  -       $ 672,367   $  228,236  $  -     $1,593,583
                           =========    ==========  =======    =========   ==========  =======  ==========

The accompanying notes are an integral part of these financial statements.

                                                            (3)
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                  FIRST FEDERAL SAVINGS AND LOAN ASSOCIATION OF ANDERSON
                               401(k) PROFIT SHARING PLAN

                             Notes to Financial Statements

                                June 30, 1996 and 1995


1.  Description of Plan
    -------------------

    The following description of the First Federal Savings and Loan
    Association of Anderson (Association) 401(k) Profit Sharing Plan (Plan) provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan's provisions.

    General - The Plan is a defined contribution plan covering all full-time employees of the Association who have one year of service and are age twenty-one or older. It is subject to the provisions of the Employee
    Retirement Income Security Act of 1974 (ERISA).

    Contributions - Each year, the Association contributes to the Plan a matching contribution equal to 100% of the first 6% of salary elected for deferral. In addition, the Association makes a discretionary contribution as determined by the Association. Such contribution also includes a special discretionary contribution on behalf of each non-highly compensated participant equal to a percentage, as determined by the Association, of their compensation.

    Participant Accounts - Each participant's account is credited with the participant's contribution and allocation of (1) the Association's matching contribution, (2) the Association's discretionary contribution and special discretionary contribution, (3) Plan earnings, and (4) forfeitures of terminated participants' nonvested accounts. Allocations are based on participant compensation or account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account. Participants may elect to defer a maximum amount each year equal to the lesser of 6% of annual compensation or the dollar limit prescribed by law.

    Vesting - Participants are immediately vested in their voluntary contributions plus actual earnings thereon. Vesting in the remainder of their accounts is based on years of continuous service. A participant is 100% vested after seven years of credited service.

    Payment of Benefits - On termination of service, a participant may elect to receive either a lump-sum amount equal to the value of his or her account, or annual installments over the participant's expected remaining life as determined using actuarial methods.

    Investments - Investments consist of common stock in First Southeast
    Financial Corporation (FSFC), a bank holding company which owns 100% of the Association's common stock. The common stock of FSFC held by the Plan represents elections of the Plan participants to invest in this stock.
    Participants may direct the Plan to sell their shares at their discretion.

                                      (4)

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FIRST FEDERAL SAVINGS AND LOAN
ASSOCIATION OF ANDERSON
401(k) PROFIT SHARING PLAN           Notes to Financial Statements, Continued
------------------------------------------------------------------------------

2.  Summary of Significant Accounting Policies
    ------------------------------------------

    Investments - Quoted market bid prices on a national securities exchange are used to value investments.

    Basis of Presentation - The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with generally accepted accounting principles.

    Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3.  Plan Amendments
    ---------------

    The Plan was not amended during the fiscal year ended June 30, 1996.

4.  Income Tax Status
    -----------------

    The Plan obtained its latest determination letter on June 5, 1992, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue
    Code. The Plan has been amended since receiving the determination letter.
    However, the Plan administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, they believe that the Plan was qualified and the related trust was tax-exempt as of the financial statement date.

5.  Cash and Cash Equivalents
    -------------------------

    The Plan's cash and cash equivalents consist of interest-bearing accounts maintained with the Association. For FDIC insurance purposes, each participant's account balance is aggregated with other deposit accounts the participant may have at the Association. This total of cash and cash equivalents for each participant is individually insured up to $100,000 as provided by FDIC. As of June 30, 1996, no individual participants had balances in the aggregated certificate of deposit account in excess of $100,000.

                                  (5)

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FIRST FEDERAL SAVINGS AND LOAN
ASSOCIATION OF ANDERSON
401(k) PROFIT SHARING PLAN           Notes to Financial Statements, Continued
---------------------------------------------------------------------------

6.   Investments
     -----------

     The stock in FSFC is the only investment held by the Plan. Information regarding this stock is presented below.

                                  Fair Value
                                 of Investments
                             ---------------------
                                    June 30,                June 30,
                                      1996                    1995
                             ---------------------    ---------------------
                             Number of                Number of
                              Shares    Fair Value     Shares     Fair Value
                              ------    ----------     ------     ----------

     Investments at fair
       value as determined
       by quoted market
       bid price:
       FSFC common stock     41,880    $ 408,330       44,816     $ 817,892
                             ======    =========       ======     =========

     During the year ended June 30, 1996, the Plan's investments depreciated in value as follows.

                               Net Depreciation in Fair Value
                               ------------------------------
     Depreciation in fair
       value as determined
       by quoted market
       bid price:
       FSFC common stock                                       $ (355,954)
                                                                 ==========

     On June 28, 1996, First Federal Savings and Loan paid a special dividend of $10 per share that caused the significant decrease in market value.

7.   Administrative Expenses
     -----------------------

     All administrative expenses related to the Plan are absorbed by the Association. Accordingly, there are no administrative expenses included in the statement of changes in net assets available for benefits.

8.   Plan Termination
     ----------------

     Although it has not expressed any intent to do so, the Association has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100% vested in their accounts.


                                  (6)

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FIRST FEDERAL SAVINGS AND LOAN
ASSOCIATION OF ANDERSON
401(k) PROFIT SHARING PLAN           Notes to Financial Statements, Continued
-----------------------------------------------------------------------------

9.   Plan Distributions
     ------------------

     During the year ended June 30, 1996, the Plan made the following distributions to terminated and retired participants:

                                   Plan Distribution
                                   -----------------

     Cash                                                     $ 43,144
     FSFC stock (at fair value)                                 52,869
                                                              --------
                                                              $ 96,013
                                                              ========


                                  (7)

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                                                                 Schedule "1"



           FIRST FEDERAL SAVINGS AND LOAN ASSOCIATION OF ANDERSON
                         401(k) PROFIT SHARING PLAN

               Schedule of Assets Held for Investment Purposes

                               June 30, 1996


                          Description of Investment
                           Including Maturity Date,
Identity of Issue,           Rate of Interest,
Borrower, Lessor, or        Collateral, Par or                     Current
Similar Party                 Maturity Value            Cost        Value
---------------------    --------------------------     ----       -------

*First Federal Savings
 and Loan Association
 of Anderson              Certificates of deposit,
                            5.35%, matures on
                            1/31/97                 $1,185,253  $1,185,253

*First Southeast Finan-
 cial Corporation         Common stock, $.01 par
                            value, 41,880 shares       418,800     408,330


*Party-in-interest

See Independent Auditors' Report.

                                  (8)

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                              SIGNATURE

         The Plan. Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                FIRST SOUTHEAST FINANCIAL
                                CORPORATION 401(K) PROFIT SHARING PLAN




Date: December 27, 1996         By:  /s/John L. Biediger
                                     ____________________________
                                     John L. Biediger
                                     Executive Vice President and
                                       Treasurer

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